Free Writing Prospectus

Filed Pursuant to Rule 433

January 8, 2013

Relating to

Preliminary Prospectus dated January 8, 2013

Registration Statement No. 333-175579

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States of America or elsewhere, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ANNOUNCEMENT IN RELATION TO

NCL CORPORATION LTD.

Reference is made to the announcement of Genting Hong Kong Limited (the “Company”) dated 27 October 2010 in respect of the proposed initial public offering of the ordinary shares of NCL Corporation Ltd. (“NCLC”).

The board of directors of the Company (the “Board”) would like to update the shareholders of the Company (the “Shareholders”) and/or other investors that a preliminary prospectus

(the “Preliminary Prospectus”) of Norwegian Cruise Line Holdings Ltd. (the “Issuer”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). NCLC notified the Company that the proposed initial public offering of the ordinary shares of the Issuer (the “Offering”) commenced on 8 January 2013.

In connection with the consummation of the Offering, NCLC’s outstanding ordinary shares will be exchanged for the ordinary shares of the Issuer, a newly formed holding company, and, as a result, the Issuer will become the owner of 100% of the ordinary shares of NCLC (the “Corporate Reorganization”).

According to the Preliminary Prospectus, the Issuer is expected to offer up to 27,058,824 ordinary shares (including the underwriters’ option to purchase additional shares), par value US$0.001 per share, in its initial public offering. The Issuer expects the initial public offering price to be between US$16.00 and US$18.00 per ordinary share and intends to list its ordinary shares on the NASDAQ Global Select Market under the symbol “NCLH”.

As of the date hereof, the Company indirectly holds fifty per cent (50%) of the issued shares of NCLC. The Company does not currently intend to offer any of its equity interests for sale in the Offering. Based upon the information contained in the Preliminary Prospectus and assuming an initial public offering price of US$17.00 per share, which is the midpoint of the estimated price range set forth in the Preliminary Prospectus, the percentage of the ordinary shares of the Issuer beneficially owned by the Company is expected to be diluted to 44.1% (assuming no exercise of the underwriters’ option to purchase additional shares) or 43.4% (assuming full exercise of the underwriters’ option to purchase additional shares) following the Corporate Reorganization and the consummation of the Offering, as a result of the issue of new ordinary shares by the Issuer in the Offering. Upon the consummation of Offering, the ordinary shares of NCLC owned by the Issuer are expected to represent a 97.4% economic interest in NCLC, based on the midpoint of the estimated price range set forth in the Preliminary Prospectus.

The Issuer is a company incorporated under the laws of Bermuda. The Issuer will not, prior to the completion of the Corporate Reorganization, conduct any activities other than those incidental to its formation and to preparations for the Corporate Reorganization and the Offering. The Issuer has only nominal assets and no liabilities prior to the consummation of the Corporate Reorganization and the Offering.

The Board wishes to highlight to the Shareholders that there is no assurance that the Offering will be completed. The listing timetable and particulars of the Offering are yet to be confirmed and finalized. Shareholders and/or other investors are reminded to exercise caution when dealing in the securities of the Company. If the Offering is completed, a further announcement will be made by the Company.

In the event that Shareholders and/or other investors are in doubt when dealing in the securities of the Company, they should consult their stockbrokers, bank managers, solicitors, accountants or other professional advisers.

By order of the Board
TAN SRI LIM KOK THAY
Chairman and Chief Executive Officer

Hong Kong, 8 January 2013

As at the date of this announcement, the Board comprises one Executive Director, namely Tan Sri Lim Kok Thay, four Independent Non-executive Directors, namely Mr. Alan Howard Smith, Mr. Tan Boon Seng, Mr. Lim Lay Leng and Mr. Heah Sieu Lay, and one Non-executive Director, namely Mr. Au Fook Yew.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling UBS Securities LLC, toll-free at (888) 827-7275, extension 561-3884; or Barclays Capital Inc., toll-free at (888)  603-5847.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link: http://sec.gov/Archives/edgar/data/1513761/000119312513006058/d345508ds1a.htm